UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A
                                 AMENDMENT NO. 4


     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             VERTICA SOFTWARE, INC.
                             ----------------------
                 (Name of Small Business Issuer in its Charter)


                                    Colorado
                                    --------
         (State or Other Jurisdiction of Incorporation or Organization)


                                   93-1192725
                                   ----------
                     (I.R.S. Employer Identification Number)


                         5801 Christie Avenue, Suite 390
                          Emeryville, California 94608
                          ----------------------------
          (Address of Principal Executive Offices, including Zip Code)

                                 (510) 595-3333
                                 --------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act: None.

Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, $0.0001 par value
                         -------------------------------
                                (Title of class)

                                TABLE OF CONTENTS

PART I

ITEM 1. DESCRIPTION OF BUSINESS                                                3

        SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS                    3
        OUR COMPANY                                                            3

ITEM 2. PLAN OF OPERATION                                                     14

ITEM 3. DESCRIPTION OF PROPERTY                                               16

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                                                 16

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS                                      17

ITEM 6. EXECUTIVE COMPENSATION                                                18

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                        19

ITEM 8. DESCRIPTION OF SECURITIES                                             19

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
        COMMON EQUITY AND OTHER SHAREHOLDER MATTERS                           20

ITEM 2. LEGAL PROCEEDINGS                                                     21

ITEM 3. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED               21

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES                               21

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS                             23

PART F/S                                                                      24


PART III

ITEM 1. INDEX TO EXHIBITS                                                     24

ITEM 2.  DESCRIPTION OF EXHIBITS                                              25
SIGNATURES                                                                    26

ITEM 1.  BUSINESS

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         Certain information in this Registration Statement includes forward-looking statements within the meaning of applicable securities laws that involve substantial risks and uncertainties including, but not limited to, market acceptance of our products and new technologies, the sufficiency of financial resources available to us, economic, competitive, governmental and technological factors affecting our operations, markets, services, and prices, and other factors described in this Registration Statement. Our actual results could differ materially from those suggested or implied by any forward-looking statements as a result of such risks. See "Our Company -- Risk Factors" below.

         All trademarks and trade names appearing in this document are the property of their respective holders.


                                   OUR COMPANY

         We are a development-stage company that is developing Internet and intranet software products intended to serve industries that are impacted by government regulation of hazardous materials and other environmental laws and regulations. We are developing software products designed to provide information about environmental regulations and a software management system to assist companies with their environmental regulation compliance and related activities for common industrial applications. We are developing software systems in the form of modules within a software management system called "VEMS." We are also developing a web site called Vertica.com. The VEMS system's applications will include chemical inventory listing and tracking, transportation manifests, emergency compliance, permit applications and occupational training.

         VEMS is intended to be a set of computer software modules that are being designed to streamline environmental regulation compliance and related activities with the use of compliance wizards, for common industrial applications. Vertica.com is our proposed web site under construction that we are designing to provide updated information on environmental regulations and serve as an e-commerce web portal in which vendors and clients in the hazardous materials industry will be able to buy and sell products and services. VEMS is intended to link to Vertica.com for additional content information, on-line regulations compliance and on-demand training and services.

         We were organized as a Colorado corporation in April 1997 under the name Perfection Development Corporation. We were originally formed for the purpose of developing and constructing real estate properties. On September 29, 1998, we acquired all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California"). At that time, we were inactive and had no significant assets. Vertica California was in the business of developing Internet and intranet software products serving the hazardous materials industry. We have continued this business since the acquisition. On December 31, 1998, Vertica

California, which we then held as a subsidiary, merged with and into us. We were the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, we changed our name to Vertica Software, Inc. Our stock trades on the NASD OTC Bulletin Board under the symbol "VERI."

         Our headquarters are located in Emeryville, California.

Current Status of Development

         We completed the development of two modules included in the VEMS system, the VEMS Communicator module and the Inventory module, on February 1, 2000. These two modules are currently in use and are being evaluated on a test basis by The Chevron Companies, Equiva Services, LLC (Shell, Texaco and Saudi Aramco working together), Sybron Chemicals, Inc. and Olympian Oil Company. It is our current plan to complete the development of the other VEMS System Modules, comprised of the Transporter, Permitter, HazOSHA, and Processor modules, during the next 12 months. We currently estimate that we will need approximately
$3,000,000 in funds, in addition to our present cash reserves of approximately $170,000, in order to satisfy our estimated cash requirements over the next twelve months, including the funds needed to complete the development of the remainder of our initial product line. We cannot assure you, however, that the development will occur in accordance with this timetable as a result of delays that may be encountered because of financing, personnel or other unanticipated reasons or that all modules will be developed successfully.

         As a development-stage Company, we have had no revenues and had not made any sales of products or services to any customer. Our expenses to date have been incurred in connection with the development of the software products and the Vertica.com web site and other administrative expenses. We have not formalized our pricing models, which we intend to develop as we seek to negotiate licenses with our initial customers.

Industry Overview

         Companies that transport, store, or handle hazardous materials are required by federal, state and local laws to meet current regulations. These regulations require training of personnel, proper handling and storing of hazardous materials, filing of appropriate government forms, production of required shipping papers and labeling and placarding of hazardous materials. These government regulations are complex and difficult to interpret and are updated and revised from time to time. Failure to comply with current environmental regulations can result in significant criminal and civil penalties, including fines, damages and injunctions. See "Government Regulation."

         The growth of the environmental regulation compliance market is driven primarily by the maintenance and expansion of environmental regulations in the United States, including federal, state and local regulatory schemes. We believe that continued public pressure for environmental protection in the United States will likely result in continued and increased environmental regulation of many industries.

         We believe our products can serve companies in the following industries and the following government agencies:

         Transportation, including railroad, highway, marine and air;

         Manufacturing, including petroleum refining and related industries, chemical and allied products, rubber and miscellaneous plastics, primary metal industries, fabricated metal products, industrial and commercial machinery, electronic, electrical equipment and components, transportation equipment, measuring and analyzing and controlling instruments, and other manufacturing industries;

         Engineering and research services, including petroleum, chemical, industrial, sanitary, biological, non-commercial biological and testing laboratories;

         Utilities, including electric, gas and sanitary;

         Other  industries,   including  mining,   agricultural,   construction,
         insurance, industry wholesale trade, training agencies and industry consulting agencies; and

         Government agencies, including the Environmental Protection Agency, the Department of Transportation and the Occupational Health and Safety Administration.

         We cannot assure you, however, that we will be able to successfully market our products to participants in these potential markets.

The Vertica Solution

         We believe that many companies hire consultants to insure environmental compliance and that other companies spend substantial amounts to hire in-house information technology groups to design and maintain environmental compliance systems. We seek to offer a solution based on a combination of a Web browser and Microsoft SQL Servers, and bring together a software management system with an on-line community. This solution is intended to allow our proposed software products and Internet web site, discussed below, to function in concert.

         We are designing our proposed environmental software management system, VEMS, to assist our customers by reducing the time and costs required by consultants, internal information technology and environmental management staff for regulatory compliance with environmental regulations. Our products would not, however, provide any check for compliance with applicable regulations of a customer's internal systems.

         We are also designing an Internet web site, Vertica.com for an environmental web portal serving the hazardous materials community. We plan for Vertica.com to contain extensive and continuously updated information relating to current environmental regulations, and to enable clients and vendors in the hazardous materials industry to interact on-line. We are also constructing Vertica.com as an on-line activities hub for hazardous materials professionals and clients.

         Once we complete the development of these systems and the web site, we believe that a customer will be able to use our systems to reduce the labor time and resources needed to comply with hazardous waste and environmental regulations. A customer will be asked by the software to respond to a list of relevant questions, the responses to which will be linked to forms and other documentation used for reporting and compliance purposes. We call these lists of questions and links "wizards." The data accumulated in the modules can be retrieved for a variety of purposes through the software, thus enabling the user to reduce the amount of manual calculations, hard paper information gathering and storage and other clerical functions needed to complete required reports and notices.

Our Strategy

         We intend to derive revenues from three diversified products and services: Licensing of VEMS modules, transaction fees for filing activities, and advertising and e-commerce referral and transaction fees on the Vertica.com web site. We believe that our pricing for the licensing and training will be lower than the costs a customer would incur in developing an in-house system due to the distribution of our costs of development and maintenance across our entire client base. We also believe that VEMS modules will attract clients by lowering their capital and labor costs associated with environmental compliance. We anticipate that some activities such as plain text searches of government regulations will be offered for free, in order to generate initial traffic to our web site. Finally, we intend to set our advertising, referral and transaction fees on Vertica.com at the then current market rates for such fees.

         We believe that our Vertica.com web site will be a hub for a client's environmental compliance transaction activity, as well as the entry point for research queries into our proposed database. We believe that eventually a steady traffic flow through our site will result in vendors connecting with clients in these industries.

Products and Services

         VEMS. On February 1, 2000, we released two modules, the VEMS Communicator module and the Inventory module. We plan to complete the development and release of the other modules, including the VEMS Transport, Permitter and Processor during the next twelve months. We currently estimate that we will need approximately $3,000,000 in funds, in addition to our present cash reserves of approximately $170,000, in order to satisfy our estimated cash requirements over the next twelve months, including the funds needed to complete the development of the remainder of our initial product line. VEMS is intended to be an automated environmental management system that will provide up-to-date government regulations and guides the user to track, review, interpret, share and comply with those regulations.

         VEMS Features

         We are designing our proposed VEMS software products , comprised of separate Internet accessible software modules as described below, to assist clients in industries subject to environment and hazardous materials regulations in environmental compliance, reduce regulatory paper trails and streamline the administrative efforts associated with hazardous materials management and crisis communications, thus reducing costs to those industries.

         VEMS Modules

         Inventory Module

The Inventory module, as part of each of the other VEMS modules discussed below, provides assistance to customers and data to other VEMS modules by managing chemical and waste information for each customer site. The module is designed to link material safety data sheets ("MSDS") and waste profile information directly to a customer's facility inventory. The module provides customers with a site map feature and the capability to track inventory down to the individual building level. A customer will be able to use the inventory and regulated chemical lists to facilitate chemical control, emergency compliance and environmental reporting. Inventory can be updated manually by the customer or automatically by VEMS modules as products are received, manufactured, transported or released. The Inventory module is complete and is currently being evaluated on a test basis by Olympian Oil Company, a regional petroleum distribution company, and at a local refinery of The Chevron Companies, a national petroleum company.

         Communicator Module

         The Communicator module is designed to manage a facility's crisis communications, emergency compliance, and environmental reporting information. The module includes plan builders, compliance wizards and automated document submission. Electronic forms and checklists are designed to streamline response efforts and minimize reporting errors. The Communicator module is also designed to facilitate internal as well as external communications allowing continuous control of a customer's facility image. This module also supports compliance with EPCRA (Emergency Planning and Community Right to Know) and related environmental regulations. The Communicator module was released on February 1, 2000 and is currently being evaluated on a test basis by The Chevron Companies, Equiva Services, LLC (including Shell, Texaco and Saudi Aramco working together), Olympian Oil Company and Sybron Chemicals, Inc.

         Transporter Module

         The Transporter module is being designed to serve the hazardous material and waste transportation needs of a customer's facility. The module will include automated Department of Transportation registration form, bill of lading and waste manifest software "wizards," document tracking and incident and exception report capability. The module will perform automatic updates to chemical and waste inventories, will allow access to material information and will provide labeling and placard information essential to the shipment of hazardous materials. This module supports compliance with Department of Transportation regulations. The Transporter module planned completion date is March 31, 2000, and a test module is currently being reviewed, or beta-tested, by Olympian Oil Company.

         Processor Module

         The Processor module will be designed to serve each VEMS customer site's production floor process mapping, inventory, hazardous materials and waste stream needs. It will support compliance with TSCA (Toxic Substance
Control Act) and related regulations. The first release of this module is planned for September 30, 2000.

         HazOSHA Module

         The HazOSHA module will be designed to serve each VEMS customer site's hazardous materials employee safety policies, procedures and training communication needs, including on-line training. This module will support compliance with hazardous materials related sections of 29 CFR OSHA (Code of Federal Regulations for Occupational Safety and Health Administration). The first release of this module is planned for September 30, 2000.

         Permitter Module

         The Permitter module will be designed to serve each VEMS customer site's permit monitoring and compliance needs, and will include air, liquid discharge and hazardous waste permit application software "wizards." This module will support compliance with CAA (Clean Air Act), EPA (Environmental Protection Agency), RCRA (Resource Conservation and Recovery Act), CWA (Clean Water Act), AQMD (Air Quality Management District) and related regulations. Programming of permit processors for this module has begun, and the first release of this module is planned for June 30, 2000.

         Vertica.com

         Vertica.com is our proposed web site that will be designed to provide updated information on environmental regulations and serve as an e-commerce web portal in which vendors and clients in the hazardous materials industry will be able to buy and sell products and services. We anticipate that the costs for launching this web site will be approximately $500,000. The features of this proposed system are:

         News & Analysis            It is intended that Vertica.com will provide
                                    current  industry  news  for  the  hazardous
                                    materials  community  including stories from
                                    business,  government,  energy,  environment
                                    and  finance.  Our  web  site  will  feature
                                    informational articles written by experts in
                                    the  hazardous  materials  industry and will
                                    offer an internet  posting site for industry
                                    related press releases and publications.  We
                                    anticipate   acquiring  industry  news  from
                                    ScreamingMedia.com,   Inc.  and  Stockpoint,
                                    Inc.  at  an  approximate   annual  cost  of
                                    $80,000 to $100,000.

         E-Business                 Vertica.com  will  also  offer  an  industry
                                    specific marketplace for the purchase, sale and exchange of hazardous materials related goods


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

                                    and  services.  It is intended to include an
                                    up-to-date  directory of products,  services
                                    and suppliers and feature an online  auction
                                    site for  interactive  bidding and sales. We
                                    intend to provide  ongoing  maintenance  and
                                    updating of products and services internally
                                    through   research  as  well  as   gathering
                                    information on industrial companies' needs by attending industry conferences and trade shows.

         Community                  It is intended that  Vertica.com  will serve
                                    the  multifaceted  information  needs of the
                                    hazardous  materials   community.   It  will
                                    feature  industry  specific  glossaries,   a
                                    public    contacts    database,     codified
                                    regulations,  online MSDS access, discussion
                                    groups,     event     calendars    and    an
                                    industry-related resume posting and career center.

         Vertica.com is currently being evaluated on a test basis by The Chevron Companies and Olympian Oil Company.

         Customer Support

         Vertica's  environmental  and  computer  science  support staff will be
                                   available   to  assist Vertica.com  and  VEMS
                                   users  during  regular business hours.

         Training

         We intend to offer fee-based seminars and training on the use of our proposed Vertica.com web site and VEMS modules.

         Sales and Marketing

         We intend to use marketing tools including focus groups, public relations, direct mail, channel distributions, advertisement and telemarketing. Based on the evolving markets for each product line, we will modify the marketing program to utilize all appropriate marketing resources. In general, the marketing for each product line will follow the following format:

         1. Introductory product announcements, public relations and media coverage.

         2.   Promotion via trade shows, conferences and the Internet.

         3.   Direct sales using our sales personnel.

         4. Expansion of sales channels through distributors and business partnerships.

         5.   Ongoing advertising through targeted media and the Internet.

         6. Product demonstration and information at Vertica.com (web-site), www.vertica.com.

         We also intend to promote our product lines and web site through affiliates, individual seminars, trade shows, and in trade publications. Direct sales using our subject-expert sales personnel will also be a high priority, including direct calls to our customers. In addition, we intend to seek marketing and distribution partnerships with other firms that would stand to benefit from bringing our target industries on-line. This could include such partners in the on-line infrastructure field such as computer network equipment manufacturers, software database providers and other business solutions providers. Additionally, we will promote

Vertica.com's ability to provide data for research and crisis preparedness, make available information that helps companies dealing with the industry's fragmented environment and "information overload ," and to minimize the paperwork associated with hazardous materials regulations compliance.

         We intend to develop marketing relationships with the following organizations:

             California Trucking Association

             American Petroleum Institute

             Petroleum Marketers Association of America

             Western States Petroleum Association

             American Electronics Association

             Other associations and marketing companies

Competition

         While we are not aware of any other company that currently offers a suite of software products similar to our proposed products, several environmental management firms, with substantially greater financial and marketing resources than us, have existing products and services that will compete with one or more of our proposed VEMS modules, as described below. In addition, several firms have established their own Internet web sites that could compete with our proposed Vertica.com web site.

         For example, GreenSuites, a subsidiary of Levine-Fricke, offers an environmental management system based on SAP, a database software application system that performs logistics, finance, sales, human resources and related business functions. Amoco Corporation offers a system based on Lotus Domino, an integrated messaging and applications software platform. While these competing systems will appeal to companies that already use the SAP or Domino applications, the SAP and Domino applications are based on an in-house or intra-company paradigm. We believe, however, that our system will permit the integration of regulatory compliance work flow among suppliers, carriers, receivers and governmental agencies, all of which input or receive data regarding hazardous chemical activities.

         One central aspect of our proposed VEMS Transport module is producing hazardous materials shipping papers that are filed with the Environmental Protection Agency. We have approached the California EPA to accept electronic filing of these papers and we believe that Sterling Software has a similar initiative in Illinois based on their electronic data interchange, or EDI, technology. Industrial facilities rely on CAD/CAM software that includes process models. Process models typically track raw materials through the initial production process to shipment of the product. These models can be extended to serve environmental process applications, and in these situations these "in-house" models will compete with our proposed VEMS Process module. Most industrial facilities rely on a variety of consultants and training classes to comply with OSHA regulations and such services will compete with the services to be offered by our proposed VEMS HazOSHA module. Similarly, most industrial companies rely on environmental engineering firms to prepare and obtain permits and such firms will, therefore, offer services in competition with the services offered by our proposed VEMS Permitter Module.

         We will also face competition in connection with our proposed Internet web site. For example, Verticalnet is an existing web portal with an environmental community that offers environmental industry news and electronic commerce, but does not provide the additional resources, including a glossary, access to regulations, industry contacts or MSDS repositories, or the software applications that our proposed Vertica.com web site will provide. While other Internet sites provide similar resources for free, we are designing our site to offer them in combination with industry news and environmental management applications. Also, the Environmental Protection Agency itself offers an assortment of on-line access to regulations and form completion software, but the software is not integrated with the customer's environmental information database and the applications are maintained at the customer's site, away from access to the regulations. In addition, the University of Vermont offers an extensive MSDS repository, however, we intend that the proposed Vertica.com MSDS repository will be capable of being linked to a customer's chemical inventory, which will facilitate access to MSDS data used for a customer's regulatory compliance calculations, emergency planning hazardous materials shipping papers, and employee hazard communication.

Patent and Intellectual Property Rights

         We are in the process of preparing a patent application regarding the combination of the management system with an on-line community. We also intend to file a patent application for our Internet/Intranet safety back-up for crisis communications and emergency notification.

Employees

         As  of  February  21,  2000,   we  have  13  full-time   employees  and
1 part-time employee.

Government Regulation

         We intend to offer software products and services through our proposed Internet web site that will assist customers to comply with a variety of federal and state environmental statutes and administrative regulations. Consequently, our business will be affected to a substantial degree by the existing and future government regulatory environment. While not anticipated, our business would be adversely affected to the extent regulatory requirements are reduced or eliminated, thereby reducing the demand for our proposed products and services. We will need to continuously monitor and respond to changes in environmental statutes and regulations in order to provide our customers with current information regarding reporting and compliance requirements. Our business would be adversely affected if we are unable to respond to such changes in a timely manner. We do not believe that products and services we intend to offer will be subject to governmental agency approval. We believe, however, that compliance with regulations regarding the submission of reports and data electronically to governmental agencies may be required at a future date.

Risk Factors

         Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

         We are a development-stage company that has had no revenues to date.

         We were formed in 1996 and have been a development stage company that has had no revenues to date. Our revenue model is evolving and we have had no customers to date. Potential customers have only begun to evaluate our products.

         We will encounter risks and difficulties frequently encountered by development-stage companies in new and rapidly evolving markets. Many of these risks are described in more detail in this section. We may not successfully address any of these risks. If we do not successfully address these risks, our business would be seriously harmed.

         We have not yet developed a sales or marketing force, and if we are unable to effectively develop adequate sales and marketing capabilities, we may be unsuccessful in commercializing our products and services.

         We intend to market and sell our products and services through a direct sales and marketing force and on-line marketing capabilities. In order to do this, we will have to develop a sales and marketing force with technical expertise and establish a supporting distribution capability. Developing a sales and marketing force is expensive and time-consuming and could delay sales of our products and services. If we are unable to establish our sales and marketing capability, we may fail to realize our full sales potential.

         We anticipate we will incur continued losses for the foreseeable future.

         We expect to incur significant losses for the foreseeable future. To date, we have not generated revenues and have not been profitable. Once we begin to make sales of our products and services, our revenues may not grow. We may never be profitable or, if we become profitable, we may be unable to sustain profitability.

The anticipated losses may result from our plan to increase our operating expenses to:

                   launch additional VEMS modules and the Vertica.com web site;

                   increase our sales and marketing operations;

                   broaden our customer support and software capabilities; and

                   pursue strategic marketing and distribution alliances.

         Continued losses may result in our inability to develop and market our products, which is important to our plan to generate and grow future revenues.

         We may have difficulty obtaining future funding sources, if needed, and we might have to accept terms that would adversely affect shareholders.

         We will need to raise funds from additional financings. We have no commitments for any financing and any financing commitments may result in dilution to our existing stockholders.

         We may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our stockholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends or on the manner in which we conduct our business. Also, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales. We may not be able to locate additional funding sources at all.

         If we cannot raise funds on acceptable terms, when needed, we may not be able to develop or enhance our services to customers, launch new products, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

         We may not be able to compete effectively with other providers of hazardous materials and environmental management products.

         We believe that the strongest potential competition does not come from traditional service groups but rather the evolution of the Internet and the types of hazardous materials and environmental management service providers that evolution will create. As applications for hazardous materials and environmental management providers begin to proliferate and mature, we will compete with other technology companies and traditional service providers such as environmental management firms that seek to integrate on-line hazardous materials and environmental management technologies with their traditional service mix.

         Competition for Internet products and services is intense. We expect that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new web sites at a relatively low cost. We expect that additional companies will establish competing environmental management systems.

         Hazardous materials and environmental management applications are in the early stages of development. As these applications evolve, however, we expect that other entrepreneurs and large, well known leaders of the hazardous materials and environmental compliance industries will create other niche environmental services that may compete with our services. These large industry leaders would have better name recognition in the market that we may target.

         Several environmental management firms have existing products and services that will compete with one or more of our proposed VEMS modules. In addition, several environmental management firms have established their own
Internet web sites that could compete with our proposed Vertica.com web site. These firms have substantially greater financial and marketing resources than we do.

         Our common stock price is likely to be highly volatile.

         The market price of Vertica Software common stock is likely to be highly volatile as the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. Our shareholders may not be able to resell their shares of Vertica Software common stock following periods of volatility because of the market's adverse reaction to this volatility. The trading prices of many technology and Internet-related companies' stocks have reached historical highs within the past 18 months and have reflected relative valuations substantially above historical levels. During the same period, these companies' stocks have also been highly volatile and have recorded lows well below those historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

         Factors that could cause this volatility may include, among other things:

                   actual or anticipated variations in quarterly operating results;

                   announcements of technological innovations;

                   new products or services;

                   changes in financial estimates by securities analysts;

                   conditions   or  trends  in  the   hazardous   materials  and
                   environmental management industries, including regulatory changes;

                   conditions or trends in the Internet industry;

                   changes in the market valuations of other Internet companies;

                   announcements   by  us  or  our  competitors  of  significant
                   acquisitions, strategic partnerships or joint ventures;

                   changes in capital commitments;

                   additions or departures of key personnel; and

                   sales of Vertica Software common stock.


         Many of these factors are beyond our control. These factors may materially adversely affect the market price of our common stock, regardless of our operating performance.


ITEM 2.  PLAN OF OPERATION

         Certain statements contained in the following Plan of Operation, including, without limitation, statements containing the words "believe," "anticipate," "estimate," "expect" and words of similar meaning, constitute forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors set forth in other parts of this document.

Liquidity and Capital Resources

         To date our activities have been financed primarily through the sale of our common stock and promissory notes convertible into our common stock. We currently estimate that we will need approximately $3,000,000 in funds, in addition to our present cash reserves of approximately $170,000 and estimated revenues of $300,000 from the sale of our initial products, in order to satisfy our estimated cash requirements over the next twelve months. We cannot assure you however, that we will be able to reach this revenue amount. Operating revenues are expected to be generated following the release of VEMS Communicator but such revenues may not be substantial or in the amounts we expect. We anticipate that we will need these additional funds to complete the development of the remainder of our initial product line and our proposed Internet web site and to establish strategic alliances with other companies. We intend to raise such funds primarily through the sale of our equity or debt securities. There can be no assurance that we will be able to obtain such additional financing, or whether the terms of such financing will be favorable to us. Failure to obtain such financing or our failure to generate sufficient operating revenues from the sale of our initial products would have a material adverse affect on our business, financial condition and results of operations.

         On November 24, 1999, we entered into a Memo of Understanding with an investment firm to obtain financing to accelerate the completion of our products and to assist management in the development of the Company. In conjunction with the Memo of Understanding, in December 1999 we received $50,000 in bridge financing. In January 2000, in conjunction with the Memo of Understanding, we received an additional $250,000 in bridge financing. Interest accrues on these notes at the rate of 12% per annum. We are paying the firm $10,000 a month for an initial period of six months to promote market makers, increase investor awareness and develop strategic opportunities for the Company. If the investment firm is able to obtain financing for us of $2,500,000 or more, we will pay the firm a fee in the amount of 8% of the amount of financing raised plus 2% nonaccountable expense fees and an option to purchase shares of the Company equal to 20% of the amount of money raised at the same price as paid by investors. In addition, the firm will be reimbursed by the Company for all reasonable out-of-pocket expenses. The Memo of Understanding also provides that if certain named individuals are granted board membership and early stage management positions, those persons would be entitled to receive options to purchase an aggregate of 5% of the Company's outstanding stock at the exercise price of $.65 a share. We estimate that the proceeds from these transactions will provide adequate funding to sustain the Company's operations until permanent equity funding can be raised. However, we cannot assure you that the permanent funding will be available or that any permanent funding will be sufficient to substain operations until the Company begins generating positive cash flows.

         In the event that future equity capital cannot be raised in a timely manner to fund Vertica Software's products development to completion, development will be halted at that time for all modules and services excluding the Communicator and Transporter modules. We would be forced to reduce the current staff level to five and pursue additional bridge financing to fund the Company until such time as permanent equity funding could be obtained. The Transporter module would continue to be developed to its original specifications and efforts would focus on the marketing and sales of the Communicator and Transporter modules.

Research and Development

         We have completed the development of the following products, which are available for licensing to potential customers:

            VEMS  Communicator  (released  for  licensing  February  1,  2000)

            VEMS Inventory (released for licensing February 1, 2000)

         Over the next 12 months, we plan to complete development of the remainder of our core products and our Internet web site. Provided that we obtain the required funding, release of our remaining core products is projected to be as follows:

         By March 31, 2000:
         VEMS Transport

         By June 30, 2000:
         VEMS Permitter

         By September 30, 2000:
         VEMS HazOSHA
         VEMS Processor

         While completing the core products above, we also intend to develop our Internet web site and web community strategic alliances within our industry through target marketing opportunities, advertising and other related E-business. Product and initial web site development expenses for the next twelve months are expected to be approximately $1,700,000.

Purchase of Significant Equipment

         Depending on the number of new employees we hire over the next twelve months, we intend to purchase twenty-five to thirty additional desktop computers, two servers, and related peripheral equipment. The total cost for the acquisition of this equipment is estimated at approximately $86,500. We entered into an office lease agreement in December 1999 for new office space totaling approximately 4,350 square feet. In connection with this lease, we acquired the predecessor tenant's workstation modules, telephone system and other related telephone and network equipment. The total purchase price for the furniture and equipment was $3,000. Office lease payments for the next twelve months will be approximately $98,000.

Significant Change in Number of Employees

         If we are successful in obtaining additional funding, we intend to hire over the next twelve months between twelve to seventeen software and Web content engineers, and approximately ten additional sales, marketing and administrative employees. We anticipate that such additional employees will be required in order to meet the projected release dates of our initial products described above. Total projected personnel costs for the next twelve months are estimated to be approximately $2,100,000, of which approximately $1,700,000 of this projected amount is included above under projected research and development costs.


ITEM 3.  DESCRIPTION OF PROPERTY

         We presently occupy approximately 4,350 square feet of office space at 5801 Christie Avenue, Suite 390, Emeryville, California, pursuant to a lease that expires at the end of December 2004. The lease provides for rent of $9,774 per month, commencing on December 1, 1999, fully serviced.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table sets forth information with respect to beneficial ownership of our common stock by:

         each person who beneficially owns more than 5% of each class of stock; each of our executive officers;

         each  of  our  directors;

         and  all executive officers and directors as a group.

         The address of each stockholder listed in the table is c/o Vertica Software, Inc., 5801 Christie Avenue, Suite 390, Emeryville, California 94608. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. The applicable percentage of ownership for each stockholder is based on 12,077,941 shares of common stock outstanding on December 31, 1999.

Title of Class    Name of Beneficial Owner     Amount and nature of             Percent of
                                               beneficial ownership               class
Common Stock      Hans  Nehme                        10,271,000(1)                 85.1%
Common Stock      Erick K. F. Ahrens                      1,990                       *
Common Stock      John C. Leutwyler                         -0-                     -0-
Common Stock      Susan N. Hastings                  10,271,000(1)                 85.1%
Common Stock      All officers and directors         10,272,990(1)                 85.1%
                  as a group (4 persons)

-------------------------

*  Represents less than 1%

(1)  Includes 9,680,000 shares owned of record by Mr. Nehme and 591,000 shares owned of record by Ms. Hastings. Mr. Nehme and Ms. Hastings are husband and wife.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth certain information with respect to the executive officers and directors as of December 31, 1999:

          Name                  Age     Positions and Offices Held

          Hans  Nehme           36      President, Chief Executive Officer,
                                        Chief Financial Officer,
                                        Secretary and Director
          Erick K. F. Ahrens    50      Vice President, Research and Development
          John C. Leutwyler     66      Director
          Susan N. Hastings     38      Director

         The following sets forth biographical information as to the business experience of each of our executive officers and directors:

         Hans Nehme has served as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director since December 1998, when we merged into our predecessor corporation, Vertica California. Mr. Nehme served in similar capacities with Vertica California from December 1995 to December 1998. From December 1994 to December 1995, Mr. Nehme served as the President of
InterLink Trade Management, a consulting and export firm specializing in computer hardware and peripherals, and from July 1995 to December 1995 he was Chairman of Knowledge Direct, Inc., a company that produced training software products.

         Erick K. F. Ahrens has served as our Vice President, Research and Development, since December 1998. From August 1996 until December 1998, Mr. Ahrens was Research and Development Manager of QRS, Inc., an electronic data interchange company. Mr. Ahrens served as Vice President, Research and Development, of Vertica California from December 1995 until August 1996.

         John C. Leutwyler has served as a Director since November 1999. From December 1994 until his retirement in April 1996, Mr. Leutwyler served as Vice President and General Manager of Tanker Operations (Vessel and Commercial) for Chevron Shipping Company, Chevron Corporation's marine transportation subsidiary. He is currently the President of Canyon Consulting Company, which is involved in worldwide marine and marine finance consulting.

         Susan N. Hastings has served as a director since December 1998 and served as a director of Vertica California from January 1996 until December 1998. From August 1995 to October 1998, she was Senior Trial Counsel for TIG Insurance Company. From October 1995 to August 1995 she was Trial Counsel for Home Insurance Company. Ms. Hastings is the wife of Mr. Nehme.

Number of Directors and Directors' Terms of Office

         We currently have three directors. There are no committees of the Board. All directors hold office until the next annual meeting of shareholders. Ms. Hastings, one of our directors, is the wife of Mr. Nehme, our Chief Executive Officer and a director. No other family relationships exist among our officers and directors.

Director Compensation

         Our directors do not receive any compensation for their services as directors. It is anticipated that each non-employee director will be eligible to participate in our proposed stock option plan.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth compensation for services rendered in all capacities during the fiscal year ended December 31, 1999 for our Chief Executive Officer. No other executive officer received compensation in excess of $100,000 during such fiscal year.

                                                                            Long-term compensation
                                                                  -------------------------------------------
                                   Annual Compensation                  Awards                     Payouts
                            --------------------------------      -------------------            ------------
         (a)          (b)           (c)          (d)              (e)             (f)           (g)         (h)          (i)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   Securities
         All Other                                                                Restricted       Underlying     LTIP

Name and Principal                                          Other Annual      Stock      Options      Payouts
   Position           Year          Salary       Bonus      Compensation      Awards        (#)          ($)       Compensation
------------------------------------------------------------------------------------------------------------------------------------
Hans Nehme, Chief     1999         $112,800      -0-              -0-           -0-         -0-         -0-           -0-
Executive Officer



         No options to purchase shares of our common stock or other securities and no stock appreciation rights have been granted to Mr. Nehme. We maintain a group term life insurance policy for the benefit of our employees. Such policy insures the life of each employee, including Mr. Nehme, in the amount of $50,000, the beneficiaries of which are designated by the employee.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         On September 29, 1998, we entered into a Stock Purchase and Exchange Agreement ("Purchase Agreement") with Vertica Software, Inc., a California corporation ("Vertica California"), Hans Nehme and Scott M. Thornock and C. Edward Venerable who at that time owned approximately 80% of our outstanding common stock in the aggregate. Vertica California was in the business of developing Internet and intranet software products serving the hazardous materials industry. Pursuant to the Purchase Agreement, we issued to Mr. Nehme an aggregate of 9,200,000 shares of our common stock in exchange for 4,930,000 shares of the common stock of Vertica California owned by Mr. Nehme. In addition, Mr. Nehme purchased from the two shareholders 480,000 shares of our common stock for a price of $25,000. As a result of this transaction, Mr. Nehme acquired a controlling interest in us and Vertica California became our wholly-owned subsidiary.

         On December 31, 1998, Vertica California merged with and into us. We were the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. As a result of the above describe acquisition and the merger, we acquired and have continued the business originally commenced and operated by Vertica California.

         In connection with the merger effective as of December 31, 1998, we advanced $25,000 to Mr. Nehme on an interest free basis for payment to the shareholders of Perfection Development Corporation. Mr. Nehme repaid this advance to us on January 15, 2000.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Our articles of incorporation authorize the issuance of up to 30,000,000 shares of common stock, par value $0.0001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 1999, 12,077,941 shares of common stock were outstanding, and no shares of preferred stock were outstanding.

         Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders. Our Colorado articles of incorporation provide that shareholders shall not have cumulative voting rights in the election of directors. Nevertheless, we may be a "quasi-California corporation" within the meaning of Chapter 21 of the California Corporations Code. This would be the case if the average of our "property factor", "payroll factor" and "sales factor" (as defined in the California Revenue and Taxation
Code) is more than fifty percent (50%), and more than one-half of our outstanding voting securities are held of record by persons having addresses in California. If a corporation is a quasi-California corporation, California law provides that certain portions of the California Corporations Code, including those pertaining to cumulative voting for directors, shall govern it, to the exclusion of the law of the true jurisdiction of incorporation. Under Section 708 of the California Corporations Code, if any shareholder gives notice at a meeting, prior to voting for directors, of his intention to cumulate his votes, all shareholders may cumulate their votes in the election for directors; i.e., give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among as many candidates as the shareholder thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, are elected to the Board of Directors.

         Subject to preferences to which holders of any future series of preferred stock may be entitled, holders of common stock will be entitled to receive ratably any dividends that may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate in the future.

         We have never declared or paid any dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon our financial condition operating results, capital requirements and other factors the Board of Directors deems relevant.

         The Board of Directors presently has the authority by resolution to issue up to 3,000,000 shares of preferred stock, par value $0.001 per share, and without further action by the stockholders, to divide any and all shares of the preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. With respect to voting rights, if the preferred stock were permitted to vote in the election of directors or on other matters, each such share would be entitled to one vote, and such shares may vote with the shares of common stock or may vote as a separate class. Issuances of preferred stock by the Board of Directors could result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         Our common stock is traded on the over-the-counter market and is quoted on the NASD OTC Bulletin Board under the symbol "VERI". The following table sets forth the closing high and low bid prices of our common stock in each quarter from the inception of trading through February 22, 2000. These prices are believed to be representative inter-dealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.

                                                               Bid
                         1998                     High         Low
                         ----                     ----         ---
                      4th Quarter                $1.00        $0.75


                         1999

                      1st Quarter                $4.625       $0.7500

                      2nd Quarter                $0.875       $0.100

                      3rd Quarter                $0.875       $0.3125

                      4th Quarter                $1.875       $0.375

                          2000

                      1st Quarter                $3.125       $1.03125
              (through February 22, 2000)

         The number of holders of record of our $0.0001 par value Common stock at February 15, 1999 was approximately 350. We have never declared or paid any dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We  are not currently a party to any material legal proceedings .


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following is a description of securities that we have sold since our inception on April 21, 1997 without registering the securities under the Securities Act of 1933, as amended (the "1933 Act"). We claimed an exemption from registration for all such sales under Section 4(2) of the 1933 Act or Regulation D promulgated thereunder.

         On December 31, 1998 in connection with the reverse merger acquistion, we issued 1,300,000 shares of our common stock in a recapitalization of the Company. The 1,300,000 shares issued consisted of 260,000 shares of common stock issued to approximately 30 investors at a price of $.25 per share pursuant to Rule 504 of Regulation D and 1,040,000 shares of common stock issued to officers of the Company for services rendered pursuant to Section 4(2) of the 1933 Act.

         On September 29, 1998, we issued an aggregate of 9,200,000 shares of our common stock to Hans Nehme in exchange for 4,930,000 shares of the outstanding common stock of Vertica California owned by Mr. Nehme. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act. See Part I, Item 7 above.

         On December 4, 1998, we issued 50,000 shares of our common stock at a price of $1.00 per share to a single investor, pursuant to Rule 504 of Regulation D.

         On December 21, 1998, we issued 50,000 shares of our common stock at a price of $1.00 per share to a single investor pursuant to Rule 504 of Regulation D.

         On February 11, 1999, we issued 41,433 shares of our common stock pursuant to the conversion of a convertible promissory note in the principal amount of $25,000 and dated September 30, 1998. The note was converted at the rate of $0.618 per share, which represented a 45% discount to market. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On February 11, 1999, February 24, 1999 and March 2, 1999, we issued an aggregate of 701,500 shares of our common stock at a price of $1.00 per share in a private placement pursuant to Rule 504 of Regulation D.

         On February 24, 1999, we issued an aggregate of 32,885 shares of our common stock pursuant to the conversion of three convertible promissory notes in the principal amounts of $12,000, $10,000 and $10,000, respectively, and dated August 1, 1998, August 2, 1998 and August 14, 1998, respectively. The notes were converted at the rate of $1.00 per share. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On March 25, 1999, we issued 80,802 shares of our common stock pursuant to the conversion of a convertible promissory note in the principal amount of $50,000 and dated September 24, 1998. The note was converted at the rate of $0.618 per share, which represented a 45% discount to market. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On March 26, 1999, we issued an aggregate of 571,321 shares of our common stock pursuant to the conversion of four convertible promissory notes in the principal amounts of $3,000, $28,811, $10,000 and $10,000, respectively. These notes were originally issued by Vertica California on February 27, 1997, March 1, 1996, October 31, 1996 and September 1, 1996, respectively. The notes were converted at the rate of $0.10 per share. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On March 1, 1999, we issued 40,000 shares of our common stock to a single investor in consideration for consulting services rendered. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On March 24, 1999, we issued 10,000 shares of our common stock pursuant to the conversion of a convertible promissory note in the principal amount of $10,000. The note was converted at the rate of $1.00 per share. We claimed an exemption from registration for such issuance under Section 4(2) of the 1933 Act.

         On December 28, 1999, January 4, 2000 and January 17, 2000, we completed a bridge financing pursuant to which we issued short-term convertible promissory notes in the aggregate principal amount of $300,000. Interest on these notes accrues at the rate of 12% per annum. The notes are convertible at the option of the holder into (i) shares of common stock of the Company at a conversion price equal to 55% of the closing sale price of the Company's common stock on June 28, 2000, July 4, 2000 and July 17, 2000, respectively, and (ii) warrants to purchase an aggregate of 75,000 shares of common stock of the Company at exercise prices ranging from $1.00 to $1.31 per share. We claimed and exemption from registration for such issuance under Seciton 4(2) of the 1933 Act.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Our articles of incorporation provide in relevant part that we shall indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of us, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonable believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative actions, our articles provide in relevant part that we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor (by reason of his service in one of the capacities specified in the preceding sentence) against expenses (including attorneys' fees) actually and reasonable incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonable believed to be in or not opposed to our best interests, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us for negligence or misconduct unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnification for such expenses which such court shall deem proper.

         Our articles of incorporation also provide that no director shall be personally liable to us or any shareholder for monetary damages for breach of fiduciary duty as a director, except for (i) any breach of the director's duty of loyalty to us or our shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchases or redemptions, or
(iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

         We maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

                                    PART F/S

         The financial statements required by Part F/S and filed as part of this registration statement are identified in the Index to Financial Statements on Page F-1.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

  3.1    Articles of Incorporation of the  Registrant*

  3.2    Articles  of  Amendment  to  the  Articles  of   Incorporation  of  the
         Registrant*

  3.3    Bylaws of the  Registrant*

 10.1 Convertible Promissory Note of Vertica California dated April 10, 1997 in the principal amount of $50,000*

 10.2 Convertible Promissory Note of Vertica California dated April 11, 1997 in the principal amount of $50,000*

 10.3 Note Purchase Agreement dated April 9, 1997 between Vertica California and Arthur A. Gingell*

10.4 Stock Purchase and Exchange Agreement dated September 29, 1998 by and among the Registrant, Scott M. Thornock, Edward C. Venerable, Vertica California and Hans Nehme*

10.5 Custom Content Agreement dated January 19, 2000 between the Registrant and ScreamingMedia.com, Inc.*

10.6 License Agreement dated February 1, 2000 by and between the Registrant and Stockpoint, Inc.*

10.7 Lease Agreement dated as of December 1, 1999 between the Registrant and Spieker Properties, L.P.*

10.8 Letter of Agreement dated January 7, 2000 between the Registrant and Pfeiffer Public Relations, Inc.*

10.9 Memo of Understanding dated November 24, 1999 between the Registrant and Capital Investment Advisory Partners**

10.10    Form of Convertible Promissory Note**

*Filed with Amendment No. 1 to the Form 10-SB of the Registrant on February 28, 2000.

**Filed  with  Amendment  No. 2 to  the Form 10-SB of the Registrant on March 9,
2000


ITEM 2.  DESCRIPTION OF EXHIBITS

         The Exhibits filed herewith are identified in the Index to Exhibits set forth in Item I of Part III of this registration statement.

                                   SIGNATURES

         In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          VERTICA SOFTWARE, INC.



Dated: March 20, 2000                      By: /s/ Hans Nehme
       -----------------                      ----------------------------------
                                                   Hans Nehme, President and
                                                   Chief Executive Officer

                                TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT.................................................F-1


FINANCIAL STATEMENTS

     Balance Sheets..........................................................F-2

     Statements of Operations................................................F-3

     Statement of Changes in Stockholders' Equity............................F-4

     Statements of Cash Flows................................................F-6


NOTES TO FINANCIAL STATEMENTS................................................F-7

Board of Directors
Vertica Software, Inc.
Emeryville, California

                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Vertica Software, Inc., a Colorado corporation (the "Company"), formerly Perfection Development Corporation, (a development stage company) as of December 31, 1999, 1998, 1997, and 1996 and the related statements of operations, stockholders' equity, and cash flows for the period January 1, 1996 (inception) through December 31, 1999. On December 31, 1998, the Company acquired all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California") in a reverse acquisition merger. The merger has been accounted for as a capital acquisition as further described in the notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 1999, 1998, 1997, and 1996 and the results of its operations and its cash flows for the period January 1, 1996 (inception) through December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant development stage losses and has a limited supply of cash, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Randolph Scott & Company

San Anselmo, California
February 14, 2000

                                                     VERTICA SOFTWARE, INC.
                                          (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                         BALANCE SHEETS


                                                                          December 31,  December 31,  December 31,  December 31,
                                                                             1999          1998          1997          1996
                                          ASSETS                           (Audited)     (Audited)     (Audited)     (Audited)
                                          ------                          ----------    ----------    ----------    ----------
CURRENT ASSETS
     Cash and Cash Equivalents (Note 3)                                  $    36,490   $    59,389   $     9,646   $     3,574
     Prepaid Expenses                                                          2,724         3,124         4,437         4,487
                                                                          ----------    ----------    ----------    ----------
        TOTAL CURRENT ASSETS                                                  39,214        62,513        14,083         8,061


EQUIPMENT, less accumulated depreciation of $ 23,337,
     $ 7,937, $ 4,551 and $ 0, respectively (Notes 3 and 6)                   27,288        25,673        12,382        12,558

DEPOSITS                                                                      10,000         5,815         3,510         3,510

                                                                          ----------    ----------    ----------    ----------
           TOTAL ASSETS                                                  $    76,502   $    94,001   $    29,975   $    24,129
                                                                          ==========    ==========    ==========    ==========




                                     LIABILITIES AND
                                   STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Line of Credit (Note 7)                                             $         -   $         -    $   25,067   $    12,500
     Current Portion of Capital Lease Obligations (Note 10)                    6,189         5,008         4,407         4,506
     Notes Payable (Note 8)                                                        -        20,700        10,000        10,000
     Stock Subscription (Note 9)                                                   -        50,000             -             -
     Accounts Payable and Other Accrued Expenses                              66,364        62,407        19,342         2,788
     Payroll Taxes Payable                                                         -         6,133         1,298             -
                                                                          ----------    ----------    ----------    ----------

        TOTAL CURRENT LIABILITIES                                             72,553       169,315        47,547        17,294

CAPITAL LEASE OBLIGATIONS (Note 10)                                            4,057         4,407         5,209

CONVERTIBLE PROMISSORY NOTES (Note 11)                                       200,000       303,061       196,061        43,061

                                                                          ----------    ----------    ----------    ----------
           TOTAL LIABILITIES                                                 276,610       472,376       248,015        65,564
                                                                          ----------    ----------    ----------    ----------
COMMITMENTS (Note 13)

STOCKHOLDERS' EQUITY (DEFICIT)


     Preferred Stock, $ .001 par value, 3,000,000 shares authorized,
        -0- shares issued and outstanding                                          -             -             -             -
     Common Stock, $ .0001 par value, 30,000,000 shares authorized;
        12,077,941 shares issued and outstanding at December 31, 1999 , and 10,600,000, 9,200,000, and 9,200,000 shares issued and
        outstanding at December 31, 1998, 1997, and 1996 respectively          1,207         1,060           920           920
     Advance to Stockholder (Note 5)                                         (25,000)      (25,000)
     Paid in Capital                                                       1,030,459        99,790           (70)          (70)
     Deficit accumulated during development stage                         (1,206,774)     (454,225)     (218,890)      (42,285)

        TOTAL STOCKHOLDERS' EQUITY                                          (200,108)     (378,375)     (218,040)      (41,435)


           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $    76,502   $    94,001   $    29,975   $    24,129
                                                                          ==========    ==========    ==========    ==========



                           The accompanying notes are an integral part of these financial statements.

                                                              F-2


                                                        VERTICA SOFTWARE, INC
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                   (A DEVELOPMENT STAGE COMPANY)
                                                      STATEMENTS OF OPERATIONS
                                                                                                                       Cumulative
                                                                                                                          From
                                                                                                                       January 1,
                                                                                                                          1996
                                                                                                                        (Date of
                                                 For the           For the          For the           For the           Inception)
                                                Year Ended        Year Ended       Year Ended        Year Ended             to
                                               December 31,       December 31,     December 31,      December 31,       December 31,
                                                   1999              1998             1997             1996               1999
                                                (Audited)         (Audited)         (Audited)         (Audited)         (Audited)
                                               ------------      ------------      ------------      ------------      ------------
Total Revenue                                  $       --        $       --        $       --        $       --        $       --

Operating expenses:
      Product development                           239,396            40,622           115,957              --             395,975
      General and administrative                    492,266           165,520            38,652            37,100           733,538
                                               ------------      ------------      ------------      ------------      ------------
                Total operating expenses            731,662           206,142           154,609            37,100         1,129,513
                                               ------------      ------------      ------------      ------------      ------------

Loss from operations                               (731,662)         (206,142)         (154,609)          (37,100)       (1,129,513)

      Interest income                                 1,199               131             1,209              --               2,539
      Interest expense                              (21,379)          (28,323)          (24,049)           (4,385)          (78,136)
      Other income                                       93                               1,644              --               1,737
      Bad debt expense                                 --                (201)             --                --                (201)
                                               ------------      ------------      ------------      ------------      ------------

Loss before income taxes                           (751,749)         (234,535)         (175,805)          (41,485)       (1,203,574)

Provision for income taxes (Note 12)                   (800)             (800)             (800)             (800)           (3,200)
                                               ------------      ------------      ------------      ------------      ------------

Net loss                                       $   (752,549)     $   (235,335)     $   (176,605)     $    (42,285)     $ (1,206,774)
                                               ============      ============      ============      ============      ============

Net loss applicable to common stockholders     $   (752,549)     $   (235,335)     $   (176,605)     $    (42,285)     $ (1,206,774)
                                               ============      ============      ============      ============      ============

Net loss per share---basic                     $    (0.0643)     $    (0.0256)     $    (0.0192)     $    (0.0046)     $    (0.0992)
                                               ============      ============      ============      ============      ============

Weighted average shares used in per share
      calculation---basic                        11,696,678         9,200,000         9,200,000         9,200,000        12,167,941
                                               ============      ============      ============      ============      ============

                             The accompanying notes are an integral part of these financial statements.

                                                       VERTICA SOFTWARE, INC.
                                            (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                    (A DEVELOPMENT STAGE COMPANY)
                                            Statement of Changes in Stockholders' Equity

                                        From January 1, 1996 (Inception) to December 31, 1999
                                                                                                               Deficit
                                                                                                             Accumulated
                                                Preferred Stock    Common Stock                                During
                                               ----------------- -----------------    Advance to   Paid-in   Development
                                               Shares    Amount   Shares    Amount    Stockholder  Capital      Stage        Total
                                               -------   ------- --------   ------    -----------  --------  ----------   ----------
BALANCE, DECEMBER 31, 1995                        --     $  --        --    $--       $   --       $   --    $     --     $    --

January 1, 1996 (inception), shares issued at
   incorporation (Note 4)                         --        --   9,200,000    920         --          (70)         --           850

Net loss for the year ended December 31, 1996     --        --        --     --           --           --       (42,285)    (42,285)

                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------
BALANCE DECEMBER 31, 1996                         --     $  --   9,200,000  $ 920     $   --       $  (70)   $  (42,285)  $ (41,435)
                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------

Net loss for the year ended December 31, 1997     --        --        --     --           --           --      (176,605)   (176,605)

                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------
BALANCE DECEMBER 31, 1997                         --     $  --   9,200,000  $ 920     $   --       $  (70)   $ (218,890)  $(218,040)
                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------

December 31, 1998, Issuance of common stock
   pursuant to a reverse merger acquistion        --        --   1,300,000    130         --         (130)         --          --

December 31, 1998, sale of common stock
   pursuant to a confidential subscription
   agreement (Note 9)                             --        --      50,000      5         --       49,995          --        50,000

December 31, 1998, sale of common stock
   pursuant to a confidential subscription
   agreement (Note 9)                             --        --      50,000      5         --       49,995          --        50,000

   Advance to Stockholder (Note 5)                --        --        --     --        (25,000)        --          --       (25,000)

Net loss for the year ended December 31, 1998     --        --        --     --           --           --      (235,335)   (235,335)


                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------
BALANCE DECEMBER 31, 1998                         --     $  --   10,600,000 $1,060    $(25,000)    $ 99,790  $ (454,225)  $(378,375)
                                               -------   ------- ---------- ------    -----------  --------  ----------   ----------

                             The accompanying notes are an integral part of these financial statements.

                                                     VERTICA SOFTWARE, INC.
                                          (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                  (A DEVELOPMENT STAGE COMPANY)
                                          Statement of Changes in Stockholders' Equity
                                      From January 1, 1996 (Inception) to December 31, 1999

                                                                                                                  Deficit
                                                                                                                Accumulated
                                               Preferred Stock     Common Stock                                   During
                                               ---------------    ----------------  Advance to       Paid-in    Development
                                               Shares   Amount    Shares    Amount  Stockholder      Capital       Stage      Total
                                               ------   ------    ------    ------  -----------      -------       -----      -----
February 11, 1999, sale of common stock
   pursuant to a confidential subscription
   agreement  (Note 9)                           --       --       40,000       4       --           39,996        --        40,000

February 11, 1999, sale of common stock
   in Private Placement Transactions, net of
   Offering costs of $ 1,876  (Note 9)           --       --      584,500      58       --          584,442        --       584,500

February 11, 1999, conversion of convertible
   promissory note to common stock  (Note 9)     --       --       41,433       5       --           42,653        --        42,658


February 24, 1999, sale of common stock
   in Private Placement Transactions, net of
   Offering costs of $ 75  (Note 9)              --       --       62,000       6       --           61,994        --        62,000


February 24, 1999, conversion of convertible
   promissory notes to common stock  (Note 9)    --       --       32,885       3       --           34,693        --        34,696


March 2, 1999, sale of common stock
   in Private Placement Transactions, net of
   Offering costs of $ 15  (Note 9)              --       --       15,000       1       --           14,999        --        15,000


March 25, 1999, conversion of convertible
   promissory note to common stock  (Note 9)     --       --       80,802       8       --           55,045        --        55,053


March 26, 1999, conversion of convertible
   promissory notes to common stock  (Note 9)    --       --      571,321      57       --           86,852        --        86,909


September 23, 1999, issuance of common
   stock for services  (Note 9)                  --       --       40,000       4       --               (4)       --          --


October 29, 1999, conversion of convertible
   promissory note to common stock  (Note 9)                       10,000       1       --            9,999        --        10,000



Net loss for the year ended December 31, 1999    --       --         --      --         --             --      (752,549)   (752,549)
                                               ------   ------  --------- -------   -----------    ---------   ---------     -------
BALANCE, DECEMBER 31, 1999                       --    $  --   12,077,941 $ 1,207   $   (25,000) $1,030,459 $(1,206,774)  $(200,108)
                                               ======   ======  ========= =======   ===========    =========   =========     =======


                             The accompanying notes are an integral part of these financial statements.

                                                              F-5

                                                     VERTICA SOFTWARE, INC.
                                          (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                                  (A DEVELOPMENT STAGE COMPANY)
                                                    STATEMENTS OF CASH FLOWS
                                                                                                                     From
                                                                                                                  January 1,
                                                                                                                     1996
                                                                                                                    Date of
                                                        For the        For the        For the        For the       Inception)
                                                       Year Ended     Year Ended     Year Ended     Year Ended         to
                                                      December 31,   December 31,   December 31,   December 31,   December 31,
                                                          1999           1998           1997           1996           1999
                                                       (Audited)      (Audited)      (Audited)      (Audited)      (Audited)
                                                      -----------    -----------    -----------    -----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Loss                                          $  (752,549)   $  (235,335)   $  (176,605)   $   (42,285)   $(1,206,774)
    Transactions not requiring cash:
      Depreciation                                         15,400          3,386          1,411          3,140         23,337
      Noncash consulting services                            --             --             --             --             --
    Changes in operating assets and liabilities:
      (Increase) decrease in advance to stockholder          --          (25,000)          --             --          (25,000)
      (Increase) decrease in prepaid expenses                 400          1,313             50         (4,487)        (2,724)
      (Increase) decrease in deposits                      (4,185)        (2,305)          --           (3,510)       (10,000)
      Increase (decrease) in accounts payable
         and other accrued expenses                         3,957         40,065         16,554          2,788         63,364
      Increase (decrease) in payroll taxes payable         (6,133)         4,835          1,298           --             --
                                                      -----------    -----------    -----------    -----------     ----------
         NET CASH (USED IN) OPERATING ACTIVITIES         (743,110)      (213,041)      (157,292)       (44,354)    (1,157,797)
                                                      -----------    -----------    -----------    -----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase/acquisition of equipment                     (17,015)       (16,677)        (1,235)       (15,698)       (50,625)
                                                      -----------    -----------    -----------    -----------     ----------
         NET CASH (USED IN) INVESTING ACTIVITIES          (17,015)       (16,677)        (1,235)       (15,698)       (50,625)

CASH FLOWS FROM FINANCING ACTIVITIES
    Net borrowings/assumption on line of credit              --           13,800         12,500           --           26,300
    Net payments on line of credit                        (25,067)        (1,233)          --             --          (26,300)
    Proceeds/assumption of unsecured notes                   --           10,700           --           10,000         20,700
    Net payments on unsecured notes                       (20,700)          --             --             --          (20,700)
    Proceeds, assumption on convertible debt               50,000        110,000        153,000         43,061        356,061
    Reduction of convertible promissory notes            (153,061)          --             --             --         (153,061)
    Conversion of convertible promissory notes
        into common stock (includes $ 66,255
        of accrued interest)                              229,316        150,000           --             --          379,316
    Redemption of stock subscriptions                     (50,000)      (100,000)          --             --         (150,000)
    Issuance of common stock                              701,500        100,000           --              850        802,350
    Assumption of capital lease obligation                 12,566           --             --           13,795         26,361
    Net payments on capital lease obligation               (7,328)        (3,806)          (901)        (4,080)       (16,115)
                                                      -----------    -----------    -----------    -----------     ----------
         NET CASH PROVIDED BY FINANCING ACTIVITIES        737,226        279,461        164,599         63,626      1,244,912
                                                      -----------    -----------    -----------    -----------     ----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                 (22,899)        49,743          6,072          3,574         36,490


CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD             59,389          9,646          3,574           --             --
                                                      -----------    -----------    -----------    -----------     ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD              $    36,490    $    59,389    $     9,646    $     3,574    $    36,490
                                                      ===========    ===========    ===========    ===========     ==========
Supplemental Disclosure of Cash Flow Information:
    Cash paid during the year for:
      Interest                                        $     3,623    $     9,410    $     5,015    $     1,440    $    18,048
      Taxes                                           $       800    $       800    $       800    $       800    $     2,400

NONCASH INVESTING AND FINANCING TRANSACTIONS:
    Common stock issued for consulting services       $    40,000    $      --      $      --      $      --      $    40,000


The accompanying notes are an integral part of these financial statements.

                                                              F-6

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 1 - LOSSES DURING THE DEVELOPMENT STAGE

Development Stage Company

The Company is in the development stage in accordance with Statement of Financial Accounting Standard (SFAS) No. 7. All of the costs incurred to date have been related to the development of its products, development of its proposed Internet website, and the raising of capital to finance such activities.

The Company, as discussed in Notes 2, 3, and 4 below, have incurred operating losses since inception, totaling $1,206,774 through December 31, 1999.

Management plans to raise additional capital, primarily through the issuance of common stock and convertible promissory debt until successful operations are obtained, and the Company is no longer in the development stage.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to underwrite the Company's development stage through completion will provide the necessary financial requirements, which in turn will provide the opportunity for the Company to continue as a going concern.

NOTE 2 - ORGANIZATION AND NATURE OF BUSINESS

Background

Vertica  Software,  Inc.,  (the  "Company"),  formerly  "Perfection  Development
Corporation",  was  incorporated  in  Colorado  on April 18,  1997.  As  further discussed in Notes 3 and 4, on September 29, 1998, Perfection Development Corporation entered into an agreement pursuant to which it would acquire all of the outstanding capital stock of Vertica Software, Inc., a California corporation ("Vertica California"). On December 31, 1998, Vertica California merged with and into the Company. The Company was the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, the Company changed its name from Perfection Development Corporation to Vertica Software, Inc. The Company is developing Internet/Intranet software products and services and an Internet web site for the hazardous material and environmental industries.

Products

The Company's current product development includes an environmental management computer software system called VEMS, and development of a Internet web site called VERTICA.COM. VEMS is intended to link to VERTICA.COM for additional content information, on-line regulations compliance and on-demand training and services. VEMS is intended to be a set of computer software modules that are being designed to automate environmental regulation compliance and related activities, for common industrial applications. This will encompass activities such as chemical inventory, transportation manifests, emergency response, permit applications, waste streams, and occupational training. Vertica.com will be an on-line web site that will serve the hazardous materials community and environmental concerns of industry.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 2 - ORGANIZATION AND NATURE OF BUSINESS - Continued

Liquidity

The Company has recurring operating losses since inception that have continued subsequent to December 31, 1999. The losses are primarily due to product development costs, and administrative infrastructure costs related to the financing and development of the Company's business.

In November 1999, the Company entered into a memo of understanding with an investment firm to obtain the necessary financing to accelerate the completion of its products, and to assist management in the development of the Company.

In conjunction with the memo of understanding, in December 1999, the Company received $ 50,000 in bridge financing.

In conjunction with the memo of understanding, in January 2000, the Company received an additional $ 250,000 in bridge financing.

The Company believes that the proceeds from these transactions will provide adequate funding to sustain the Company's operations until permanent equity funding can be raised. However, there is no assurance that the funding will be raised, or that it will be sufficient to sustain operations until the Company begins generating positive cash flows.

The Company's plan to continue the development of its core products through the year ending December 31, 2000 is solely dependent on additional funding through the sale of equitable securities or convertible promissory notes.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

As further discussed in Note 4, the acquisition of Vertica California was accounted for as a "reverse merger acquisition" whereby, for accounting purposes, Perfection Development Corporation acquired the Company under the purchase method of accounting and, due to the lack of significant prior operations of Perfection Development Corporation, was substantially recorded as a "recapitalization". Accordingly, the historical financial statements have been restated after giving effect to the December 31, 1998 acquisition of the Company. The financial statements have been prepared to give retroactive effect to January 1, 1996 of the reverse merger acquisition completed on December 31, 1998 and represent the operations of Vertica California. Consistent with reverse acquisition accounting: ( i ) all of Vertica California's assets, liabilities and accumulated deficit are reflected at their combined historical cost ( as the accounting acquirer ) and ( ii ) the preexisting outstanding shares of the Company ( the accounting acquiree ) are reflected at their net asset value as if issued on December 31, 1998.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, retained earnings, income and expenses, and related disclosures for the reporting period. Actual results could differ from those estimates and such differences could be material.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Cash and Cash Equivalents

Cash is defined as cash in demand deposit accounts as well as cash on hand. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash and investments so near their maturity that the risk of changes in value due to changes in interest rates is negligible. These are generally investments with maturity dates within three months of their acquisition date. Not included as cash equivalents are funds restricted as to their use, regardless of liquidity or the maturity dates of investments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of uninsured cash balances. The Company places its cash deposits with high-credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Insurance Company (FDIC) limit of $100,000. There were no uninsured balances at December 31, 1999, 1998, 1997, and 1996.

Prepaid Expenses

Prepaid expenses are charged to the statement of operations in the period for which the benefit is incurred.

Equipment

As further discussed in Note 6, equipment is carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which is five years. Capitalized equipment leases are depreciated over lesser of their estimated useful life or lease term.

Product Development

Product development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. The Company has determined that technological feasibility for its products is generally achieved upon completion of a working model. Since software development costs have not been significant, and the working model(s) are not yet completed, all such costs have been charged to expense for the years ended December 31, 1999, 1998 and 1997. There were no costs incurred for the period ended December 31, 1996.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Net Loss Per Share

The Company reports its net loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents, and is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share includes the dilutive effect from the potential exercise or conversion of convertible debt. For the years ended December 31, 1999, 1998, 1997, and 1996 the impact of convertible debt was not considered as their effect on Net Loss Per Share would be anti-dilutive.

Fair Value of Financial Instruments

Cash, advances, prepaid expenses, accounts payable and accrued expenses are reflected in the accompanying financial statements at fair value due to the short-term nature of those instruments. The carrying amount of long term debt obligations approximate fair value at the balance sheet date.

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 is effective for fiscal years beginning after December 31, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income in a set of financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions generated from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company had no comprehensive income items, therefore, the adoption of SFAS No. 130 had no impact on the financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 applies to all public companies and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 requires that business segment financial information be reported in the financial statements utilizing the management approach. The management approach is defined as the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company operates in one business segment; therefore, the adoption of SFAS No. 131 had no impact on the financial statements.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company adopted SOP 98-1 in January 1999.

On April 3, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued a new SOP (Statement of
Position) 98-5 entitled "Reporting on the Costs of Start-Up Activities." Start-up costs have been broadly defined as: "those one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, commencing business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation."

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 3 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements - continued

The SOP applies to all non-governmental entities that prepare their financial statements in conformity with generally accepted accounting principles. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998, with earlier application encouraged in fiscal years for which financial statements previously have not been issued. Since this is the first set of issued financial statements of the Company, application of this SOP was made January 1, 1996.

Year 2000 Compliance

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish twenty-first century dates from twentieth century dates. To function properly, these date-code fields must distinguish twenty-first century dates from twentieth century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company is dependent on the operation of numerous systems that may be adversely affected by the Year 2000 problem, including equipment, software, and content supplied to the Company by third-party vendors that may not be Year 2000 compliant, including outside providers of Web-hosting services on which the Company is currently dependent. In addition, the Company's future business depends on the successful operation of the Internet following the commencement of the year 2000. If the Internet is inaccessible for an appreciable period of time, or if customers and users are unable to access the Company's site, the Company's business and revenues could be adversely affected. The Company is also subject to external forces that might generally affect industry and commerce, such as telecommunications, utility or transportation company Year 2000 compliance failures, related service interruptions and the economic impact that such failures have on the Company customers Year 2000 Compliance Assessment Plans.

The Company has not incurred material costs to date in their assessment process, and currently does not believe that the cost of additional actions will have a material effect on its results of operations or financial condition.

NOTE 4 - ACQUISITION

The Company's current business is a continuation of the business formerly conducted by Vertica Software, Inc., a California corporation ("Vertica California"). On December 31, 1998, the Company acquired 100% of the outstanding capital stock of Vertica California in a "reverse merger acquisition." The purchase price was solely comprised of the issuance of 9,200,000 shares of the Company's common stock, par value $ .0001, to the shareholders of Vertica California in exchange for all 4,930,000 shares of Vertica California's common stock, no par value. The Company was the surviving corporation in the merger and the separate corporate existence of Vertica California ceased. Concurrently with the merger, the Company changed its name from Perfection Development Corporation to Vertica Software, Inc. The merger constituted a tax-free reorganization. The acquisition of Vertica California was accounted for using the purchase method of accounting, and due to the lack of significant prior Company operations, was substantially recorded as a "recapitalization."

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 5 - ADVANCE TI STOCKHOLDER

At December 31, 1999 and 1998, advance to stockholder consisted of an advance to acquire stock in the Successor Company. In the original merger documents, the stockholder was supposed to pay the Perfection Development Corporation Shareholders $25,000 out of his own funds. The corporation made the $25,000 payment. There were no advances at December 31, 1997 and 1996. The stockholder paid off the advance on January 15, 2000.

NOTE 6 - EQUIPMENT

Equipment consisted of the following:
At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----
Computer and peripheral equipment                  $      50,625     $      33,610    $      16,933     $      15,698

Less accumulated depreciation                             23,337             7,937            4,551             3,140
                                                   -------------     -------------    -------------     -------------
                                                   $      27,288     $      25,673    $      12,382     $      12,558
                                                   =============     =============    =============     =============


Total depreciation expense for the years ended December 31, 1999, 1998, 1997 and 1996 respectively was $15,400, $3,386, $1,411, and $3,140.

NOTE 7 - LINE OF CREDIT

The Company has a bank line of credit for $ 25,000, which is guaranteed by the President of the Company. The line of credit has an automatic rollover feature with no termination date.

At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----

Amount outstanding at year end                     $           0     $      25,067    $      12,500     $           0
                                                   =============     =============    =============     =============

Weighted average interest rate at year end                 10.25%            10.75%           11.25%                0

Weighted average borrowings during the year        $      23,635     $      12,800    $       4,166     $           0
                                                   =============     =============    =============     =============

Maximum amount outstanding during the year         $      25,067     $      25,100    $      12,500     $           0
                                                   =============     =============    =============     =============

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 8 - NOTES PAYABLE

Notes payable consisted of the following:
At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----
Note payable to individual, unsecured, bearing
compound interest at 10%, and payable upon
demand                                             $           0     $      10,700    $           0     $           0

Note payable to individual, unsecured, bearing
compound interest at 10%, and payable upon
demand                                                         0            10,000           10,000            10,000
                                                   -------------     -------------    -------------     -------------

                                                   $           0     $      20,700    $      10,000     $      10,000
                                                   =============     =============    =============     =============


NOTE 9 - SALE AND ISSUANCE OF COMMON STOCK AND SUBSCRIPTIONS

Sale and Issuance of Common Stock

On December 31, 1998, in connection with the reverse merger acquisition, the Company issued 1,300,000 shares of its $ .0001 par value common stock in a recapitalization of the Company. The 1,300,000 shares consisted of the following:

260,000 shares of its $ .0001 par value common stock at $ .25 per share pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended (the "Act"). The Company received net proceeds of $ 60,500 after deducting offering costs of $ 4,500.

1,040,000 shares of $ .0001 par value common stock were issued to officers for services. These shares are "restricted securities" and may be sold only in compliance with Rule 144 of the Act.

During the year ended December 31, 1998, the Company issued 100,000 shares of its $ .0001 par value common stock at $ 1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $ 100,000.

During the year ended December 31, 1998, the Company issued 9,200,000 shares of its $ .0001 par value common stock at $ .0001 per share to its principal stockholders. The 9,200,000 shares are reflected as issued as of the recapitalization date of the Company.

During the year ended December 31, 1999, the Company issued 40,000 shares of its $ .0001 par value common stock at $ 1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $ 40,000.

During the year ended December 31, 1999, the Company issued 661,500 shares of its $ .0001 par value common stock at $ 1.00 per share pursuant to Rule 504 of Regulation D of the Act for net proceeds of $ 661,500.

During the year ended December 31, 1999, the Company converted convertible promissory notes totaling $ 229,316 (including accrued interest of $ 66,255) for 736,441 shares of its $ .0001 par value common stock at an average price of $
 .31 per share.

During the year ended December 31, 1999, the Company issued 40,000 shares of its $ .0001 par value common stock at $ 1.00 per share for outside consulting services.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 9 - SALE AND ISSUANCE OF COMMON STOCK AND SUBSCRIPTIONS - (Continued)

Subscriptions

At December 31, 1998, subscriptions consisted of one remaining out of three $ 50,000 subscriptions issued under Rule 504 of the Securities Act of 1933 in November and December 1998. The final subscription was converted during the year ended December 31, 1999. The subscription funds are held in escrow until the holder approves release and acquires the stipulated number of common shares. There were no subscriptions outstanding at December 31, 1997 and 1996.

NOTE 10 - CAPITAL LEASE OBLIGATIONS

Capital lease obligations consisted of the following :
At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----
Capital lease obligation, secured by equipment,
with an effective interest rate of 16% and
approximate monthly payments of $ 460              $           0     $       5,008    $       8,814     $       9,715

Capital lease obligation, secured by equipment,
with an effective interest rate of 14.9% and
approximate monthly payments of $ 360                      6,102                 0                0                 0

Capital lease obligation, secured by equipment,
with an effective interest rate of 14.9% and
approximate monthly payments of $ 250                      4,144                 0                0                 0
                                                   -------------     -------------    -------------     -------------

                                                          10,246             5,008            8,814             9,715

Less current portion                                       6,189             5,008            4,407             4,506
                                                   -------------     -------------    -------------     -------------

                                                   $       4,057     $           0    $       4,407     $       5,209
                                                   =============     =============    =============     =============



                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 11 - CONVERTIBLE PROMISSORY NOTES

Convertible promissory notes consisted of the following:
At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----
Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $  .618  cents  per  share  of  common
stock.  The principal  note balance along
with  all accrued  interest became due on
December 31, 1998                                  $           0     $      25,000    $           0     $           0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $  .618  cents  per  share  of  common
stock.  The principal  note balance along
with  all accrued  interest is payable on
demand                                                         0            50,000                0                 0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ 1.00 per share of common stock.  The
principal  note  balance  along  with all
accrued  interest  matures  on August 14,
2001                                                           0            12,000                0                 0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ 1.00 per share of common stock.  The
principal  note  balance  along  with all
accrued  interest  matures  on  August 1,
2000                                                           0            10,000                0                 0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ 1.00 per share of common stock.  The
principal  note  balance  along  with all
accrued  interest  matures  on  August 1,
2001                                                           0            10,000                0                 0



                                                         F-15


                                                VERTICA SOFTWARE, INC.
                                     (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                             (A DEVELOPMENT STAGE COMPANY)

                                             NOTES TO FINANCIAL STATEMENTS

                                 JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 11 - CONVERTIBLE PROMISSORY NOTES - (Continued)

At December 31:                                         1999             1998              1997             1996
                                                        ----             ----              ----             ----

Convertible  promissory  note,  unsecured
with   interest  at  10%.  The  agreement
stipulates the conversion  rate of $ 1.60
per share of common stock.  The principal
note  balance   along  with  all  accrued
interest is payable upon demand                           50,000            50,000           50,000                 0

Convertible  promissory  note,  unsecured
with   interest  at  10%.  The  agreement
stipulates the conversion  rate of $ 1.60
per share of common stock.  The principal
note  balance   along  with  all  accrued
interest is payable upon demand                           50,000            50,000           50,000                 0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ .10 cents per share of common stock.
The principal note balance along with all
accrued  interest  mature on February 27,
1999                                                           0             3,000            3,000                 0

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ .10 cents per share of common stock.
The principal note balance along with all
accrued  interest  matured  on October 1,
1999                                                           0            10,000           10,000            10,000

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ .10 cents per share of common stock.
The principal note balance along with all
accrued  interest  matured  on October 1,
1999                                                           0             4,250            4,250             4,250

Convertible  promissory  note,  unsecured
with   interest  at  10%.  The  agreement
stipulates the conversion  rate of $ 1.60
per share of common stock.  The principal
note  balance   along  with  all  accrued
interest is payable upon demand                           50,000            50,000           50,000                 0



                                                         F-16


                                                VERTICA SOFTWARE, INC.
                                     (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                                             (A DEVELOPMENT STAGE COMPANY)

                                             NOTES TO FINANCIAL STATEMENTS

                                 JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 11 - CONVERTIBLE PROMISSORY NOTES - (Continued)

At December 31:                                             1999             1998              1997             1996
                                                            ----             ----              ----             ----

Convertible  promissory  note,  unsecured
with   interest   at  10%.   A   separate
agreement  stipulates the conversion rate
of $ .10 cents per share of common stock.
The principal note balance along with all
accrued interest matured on March 1, 1999                      0            28,811           28,811            28,811

Convertible  promissory  note,  unsecured
with interest at 12%. The principal  plus
accrued interest converts to common stock
at a conversion price equal to 55% of the
closing sale price of the common stock as
reported  on the OTCBB on the date of the
election to convert.  The principal  note
balance  along with all accrued  interest
matures on June 28, 2000                                  50,000                 0                0                 0

                                                   -------------     -------------    -------------     -------------

                                                   $     200,000     $     303,061    $     196,061     $      43,061
                                                   =============     =============    =============     =============



NOTE 12 - INCOME TAXES

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:


At December 31:                                             1999             1998              1997             1996
                                                            ----             ----              ----             ----

         U.S. federal statutory graduated rate             34.00%            39.00%           39.00%            15.00%
         State income tax rates net of federal
         benefits:
              Colorado                                      3.26%             3.04%            2.98%             4.25%
              California                                    6.20%             5.80%            5.70%             8.20%
         Net operating loss for which no tax
              benefit is currently available              (43.46%)          (47.84%)         (47.68%)          (27.45%)
                                                   -------------     -------------    -------------     -------------
                                                               0%                0%               0%                0%
                                                   =============     =============    =============     =============

The Company conducts its operations in California, which has a minimum tax of $800.

                             VERTICA SOFTWARE, INC.
                  (FORMERLY PERFECTION DEVELOPMENT CORPORATION)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

              JANUARY 1, 1996 (Inception) THROUGH DECEMBER 31, 1999

NOTE 12 - INCOME TAXES - (Continued)

At December 31, 1999, 1998, 1997 and 1996, deferred taxes consisted of a net tax asset due to operating loss carryforwards of $752,549, $235,335, $176,605, and $42,285, respectively, which was fully allowed for, in the valuation allowance of $752,549, $235,335, $176,605, and $42,285, respectively. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in valuation allowance for the years ended December 31, 1999, 1998, 1997, and 1996 were $228,937, $28,679, $57,963, and $10,201, respectively. Net operating loss carryforwards will expire in 2011, 2012, 2013, and 2014.

NOTE 13 - Commitments

The Company has operating leases on its office space and some of its equipment. Future minimum lease payments under such noncancelable operating leases are summarized as follows:

                                       Office
                                        Space                      Equipment
                                 -----------------           -----------------
Year ending

December 31,

2000                             $          98,033           $           7,304
2001                                       121,106                       4,261
2002                                       124,739                           0
2003                                       128,481                           0
2004                                       121,011                           0
                                 -----------------           -----------------

                                 $         593,370           $          11,565
                                 =================           =================


Total rent expense for the years ended December 31, 1999, 1998, 1997, and 1996 was $29,845, $14,731, $13,940, and $8,605, respectively.

The Company also made two non-cancelable commitments to an investor relations firm and media content firm. Future minimum payments are $ 66,600 for year ended December 31, 2000, and $ 7,320 for the year ended December 31, 2001


                                      F-18